UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended December 31, 2002

Consolidated Natural Gas Company
(Name of registered holding company)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	03/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc (a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 67% of Greenbrier Pipeline Company, LLC. (b)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	09/2001	Delaware	100%	Engages in natural gas and oil exploration and production.
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	08/2002	Virginia	100%	Owns a liquefied natural gas import facility.
Dominion Transmission, Inc. (a)
Tioga Properties, LLC ("Tioga")	Gas Related	06/2002	Delaware	100%	Owns a developmental underground natural gas storage system.

(a) Directly or indirectly holds interests in gas-related companies.

(b) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (c, d)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

Greenbrier	Short Term Note	$1,867,000	-	-	CNG	-	-
DNGS	Short Term Note	$2,209,000	-	-	CNG	-	-
DOTEPI	Short Term Note	$16,325,000	-	-	CNG	-	-
Tioga	Short Term Note	$3,051,000	-	-	CNG	-	-

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
CNG	Cove Point	Capital contribution of $8,016,655
CNG	Cove Point	$723,193 capital contribution
CNG	Dominion Iroquois	$307,324 capital contribution
CNG	Greenbrier	$472 capital contribution
CNG	DOTEPI	$577,428 capital contribution
CNG	DNGS	$1,232 capital contribution

(c) The chart reflects net short-term note advances made by Lenders to Borrowers during the fourth quarter of 2002. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the CNG Form U-6B-2 filed for the fourth quarter of 2002.

(d) Field Services and Dominion Iroquois, Inc. participate in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $84,320,000 to, and withdrew $90,134,000 from, the Money Pool; and had a net investment of $7,813,000 in the Money Pool at December 31, 2002. During the calendar quarter Dominion Iroquois, Inc. contributed $24,000 to, and withdrew $17,000 from, the Money Pool; and had a net investment of $4,709,000 in the Money Pool at December 31, 2002. Additionally, as of December 31, 2002 there remained outstanding $133,700,000 in CNG guarantees of Field Services' obligations, $305,700,000 in CNG guarantees of DOTEPI's obligations and $3,802,250 of Dominion Resources, Inc. guarantees of Greenbrier's obligations.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands) (e), (i)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Field Services	Dominion Transmission, Inc.(DTI)(f)	Sales of Extracted Products, & Rental fees	$3,947			$3,947
Field Services	Dominion Exploration & Production, Inc. (g)	Fuel Management Services	$30			$30
Field Services	Dominion Appalachian Development Properties, L.L.C.(h)	Fuel Management Services	$24			$24

(e) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.

(f) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the Form U-9C-3 filed for the second calendar quarter of 2002.

(g) Services provided at cost.

(h) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the Form U-9C-3 filed for the second calendar quarter of 2002.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands) (i)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DTI	Greenbrier (j)	Administration, Engineering, Operations & Maintenance Services	$588	$13		$601
DTI	Field Services (k)	Operations & Maintenance Services	$207	$71		$278
DTI	DNGS (l)	Administration, Engineering, Operations & Maintenance Services	$154	$44		$199
DTI	Tioga (o)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$155			$155
DTI	Cove Point LNG Limited Partnership (m)	Engineering, Operations & Maintenance Services	$760	$22		$782
Dominion Exploration & Production, Inc.	DOTEPI (n)	Operations & Maintenance of Gas Properties	$9,991			$9,991

(i) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.

Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(j) Amount represents 100% of the services provided by DTI to Greenbrier Pipeline Company, LLC which is owned 33% by a non-affiliated entity. Services provided by DTI to Greenbrier are provided pursuant to a service agreement dated January 1, 2001, in the form of Exhibit B to the Form U-9C-3 filed for the first calendar quarter of 2001.

(k) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the Form U-9C-3 filed for the second calendar quarter of 2002.

(l) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the Form U-9C-3 filed for the third calendar quarter of 2002.

(m) Services provided by DTI to Cove Point LNG Limited Partnership are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the Form U-9C-3 filed for the third calendar quarter of 2002.

(n) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the Form U-9C-3 filed for the second calendar quarter of 2002.

(o) A copy of the Service Agreement between DTI and Tioga Properties, LLC dated July 1, 2002 is attached as Exhibit A(o).

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of December 31, 2002	$8,427,037 (p)	Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,264,056	Line 2

Greater of $50 million or line 2	1,264,056	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)	None	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)	1,264,056	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment: (categorized by major line of gas-related business)

Gas exploration and production	2,299,368
Gas sales and storage services	282,135
Gas transportation	38,765
		$2,620,268

(p) Includes short-term debt of $396,878 and affiliated current borrowings of $562,545.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Not required for fourth quarter filing pursuant to Instruction 6A(2).

B. Exhibits

Copies of the following service agreements between associate companies are attached as Exhibit A hereto:

(i) Exhibit A(o) - A copy of the Service Agreement between DTI and Tioga dated July 1, 2002.

The certificate as to filing with interested state commissions is attached hereto as Exhibit B.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

CONSOLIDATED NATURAL GAS COMPANY

/s/ James F. Stutts
By: James F. Stutts Its Attorney
March 31, 2003

Exhibit A(o)

July 1, 2002

Tioga Properties, LLC
120 Tredegar Street
Richmond, VA 23219

Gentlemen:

This Agreement is entered into by and between Dominion Transmission, Inc. ("Providing Company"), a Delaware corporation and Tioga Properties, LLC ("Receiving Company"), a Delaware limited liability company. Receiving Company has requested that Providing Company provides it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide such engineering, operations, accounting, marketing, storage, administrative and related services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.

    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of July 1, 2002 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

Respectfully submitted,
Dominion Transmission, Inc.

By: /s/ Lee D. Katz
Name: Lee D. Katz Title: Controller

Accepted and Agreed to: Tioga Properties, LLC

By:	Dominion Transmission, Inc. Manager
By:	/s/ G. Scott Hetzer Name: G. Scott Hetzer Title: Senior Vice President

Exhibit B

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Consolidated Natural Gas Company ("CNG") and that:

CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2002 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573

Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301

Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101

General Counsel Virginia State Corporation Commission 1300 East Main Street 10th Floor Richmond, VA 23219

Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 31st day of March, 2003.

/s/ Sharon L. Burr Sharon L. Burr
Attorney for Dominion Resources, Inc.